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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 11)


Lomas Financial Corporation
(Name of Issuer)


Common Stock, par value $1.00 per share
(Title of Class of Securities)


541534 10 3
(CUSIP Number)


Mark M. Feldman
600 Steamboat Road, One North, Greenwich, Connecticut 06830
(203) 861-3264
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)


August 2, 1994
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  []


Check the following  box if a fee is being paid with the statement.
[ ] (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Cold Spring Associates, L.P. (13-3508022)



2	Check the Appropriate Box if a Member of a Group*

	(a) [X]
	(b) [ ]



3	SEC Use Only





4	Source of Funds

   WC



5	Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)
	[ ]




6	Citizenship or Place of Organization

Delaware

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7
Sole Voting Power

   -0-


8
Shared Voting Power
1,173,359


9
Sole Dispositive Power

   -0-


10
Shared Dispositive Power
1,173,359



11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,173,359



12	Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*  [ ]



13	Percent of Class Represented by Amount in Row (11)

5.8%



14	Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Green Pond Associates, L.P. (13-3630725)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only




4

Source of Funds

   WC




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e) [ ]





6

Citizenship or Place of Organization

Delaware


Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7


Sole Voting Power

   -0-




8


Shared Voting Power
2,324,838 (including notes convertible into
245,416 shares)


9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
2,324,838 (including notes convertible into
245,416 shares)


11

Aggregate Amount Beneficially Owned by Each Reporting Person

      2,324,838 (including notes convertible into 245,416 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares* [ ]




13

Percent of Class Represented by Amount in Row (11)

  12.6%




14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

River Road International, L.P.(84-1036541)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   WC




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]




6

Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7


Sole Voting Power

   -0-



8


Shared Voting Power
228,949 (including notes convertible into
96,966 shares)



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
228,949 (including notes convertible into
96,966 shares)



11

Aggregate Amount Beneficially Owned by Each Reporting Person

228,949 (including notes convertible into 96,966 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]



13

Percent of Class Represented by Amount in Row (11)

1.1%




14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Paloma Securities L.P. (13-3471808)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   WC OO




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With



7


Sole Voting Power

   -0-




8


Shared Voting Power
929,400


9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
929,400


11

Aggregate Amount Beneficially Owned by Each Reporting Person

929,400




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]





13

Percent of Class Represented by Amount in Row (11)

4.6%




14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Cold Spring Management, Inc. (13-3507453)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7


Sole Voting Power

   -0-




8


Shared Voting Power
1,173,359



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
1,173,359



11

Aggregate Amount Beneficially Owned by Each Reporting Person

1,173,359




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]





13

Percent of Class Represented by Amount in Row (11)

5.8% (inclusive of Common Stock held by Cold Spring Associates, L.P.)




14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Green Pond Management, Inc. (13-3630726)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

Delaware


Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With



7


Sole Voting Power

   -0-




8


Shared Voting Power
2,324,838 (including notes convertible into
245,416 shares)]


9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
2,324,838 (including notes convertible into
245,416 shares)


11

Aggregate Amount Beneficially Owned by Each Reporting Person

    2,324,838 (including notes convertible into 245,416 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	 [ ]





13

Percent of Class Represented by Amount in Row (11)

12.6% (inclusive of Common Stock and notes held by Green Pond
Associates, L.P.)




14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

River Road Partners (06-1339136)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

Connecticut



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With



7


Sole Voting Power

   -0-




8


Shared Voting Power
228,949 (including notes convertible into
96,966 shares)



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
228,949 (including notes convertible into
96,966 shares)



11

Aggregate Amount Beneficially Owned by Each Reporting Person

228,949 (including notes convertible into 96,966 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13

Percent of Class Represented by Amount in Row (11)

1.1% (inclusive of Common Stock and notes held by River Road
International, L.P.)



14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

River Road Capital Management (22-2792223)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

Delaware


Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With



7


Sole Voting Power

   -0-




8


Shared Voting Power
228,949 (including notes convertible into
96,966 shares)



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
228,949 (including notes convertible into
96,966 shares)



11

Aggregate Amount Beneficially Owned by Each Reporting Person

228,949 (including notes convertible into 96,966 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13

Percent of Class Represented by Amount in Row (11)

1.1% (inclusive of Common Stock and notes held by River Road
International, L.P.)




14

Type of Reporting Person*

  PN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Paloma Partners Management Company (13-3145891)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

Delaware


Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With



7


Sole Voting Power

   -0-




8


Shared Voting Power
929,400



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
929,400



11

Aggregate Amount Beneficially Owned by Each Reporting Person

929,400




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13

Percent of Class Represented by Amount in Row (11)

4.6% (inclusive of shares held by Paloma Securities L.P.)




14

Type of Reporting Person*

  CO

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Robert Jones (###-##-####)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	[ ]





6

Citizenship or Place of Organization

United States



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7


Sole Voting Power

   -0-




8


Shared Voting Power
929,400



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
929,400



11

Aggregate Amount Beneficially Owned by Each Reporting Person

929,400




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13

Percent of Class Represented by Amount in Row (11)

4.6% (inclusive of shares held by Paloma Securities L.P.)




14

Type of Reporting Person*

  IN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

S. Donald Sussman (###-##-####)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	*





6

Citizenship or Place of Organization

United States



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7


Sole Voting Power

   -0-




8


Shared Voting Power
2,331,708 (including notes convertible into
96,966 shares)



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
2,331,708 (including notes convertible into
96,966 shares)



11

Aggregate Amount Beneficially Owned by Each Reporting Person

2,331,708 (including notes convertible into 96,966 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]





13

Percent of Class Represented by Amount in Row (11)
11.6% (inclusive of Common Stock beneficially owned by Cold Spring Associates, L.P. and Paloma Securities L.P., and Common Stock and notes beneficially owned by River Road International, L.P.)



14

Type of Reporting Person*

  IN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Mark M. Feldman (###-##-####)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   AF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	*





6

Citizenship or Place of Organization

United States




Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With




7


Sole Voting Power

   -0-




8


Shared Voting Power
1,173,359



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
1,173,359



11

Aggregate Amount Beneficially Owned by Each Reporting Person

1,173,359




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]





13

Percent of Class Represented by Amount in Row (11)

5.8% (inclusive of Common Stock beneficially owned by Cold Spring
Associates, L.P.)




14

Type of Reporting Person*

  IN

1

Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Paul Wolansky (###-##-####)



2

Check the Appropriate Box if a Member of a Group*


(a) [x]

(b) [ ]



3

SEC Use Only






4

Source of Funds

   PF




5

Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)	*





6

Citizenship or Place of Organization

United States




Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7

Sole Voting Power

   -0-




8


Shared Voting Power
818 (including notes convertible into 342 shares)



9


Sole Dispositive Power

   -0-



10


Shared Dispositive Power
818 (including notes convertible into 342 shares)



11

Aggregate Amount Beneficially Owned by Each Reporting Person

818 (including notes convertible into 342 shares)




12

Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13

Percent of Class Represented by Amount in Row (11)

less than .1%




14

Type of Reporting Person*

  IN

Item 1.	Security and Issuer.
The Schedule 13D initially filed on March 30, 1992, as
amended, of (i) Cold Spring Associates, L.P., a Delaware limited partnership ("CSA"); (ii) Green Pond Associates, L.P., a Delaware limited partnership ("GPA"); (iii) Cold Spring Management, Inc., a Delaware corporation ("Cold Spring Management"); (iv) Green Pond Management,
Inc., a Delaware corporation ("Green Pond Management"); (v) River Road International, L.P., a Delaware limited partnership ("RRI"); (vi) Paloma Securities, L.P. (formerly known as AKT Associates, L.P.), a Delaware limited partnership ("PS"); (vii) River Road Partners, a Connecticut general partnership ("River Road Partners"); (viii) River Road Capital
Management, a Delaware general partnership ((formerly known as Stark
Capital Management) ("River Road Capital")); (ix) Paloma Partners
Management Company, a Delaware corporation ("Paloma Management");
(x) Robert Jones; (xi) S. Donald Sussman; (xii) Mark M. Feldman; and
(xiii) Paul Wolansky (collectively, the "Cold Spring Group"), relating to the common stock, par value $1.00 per share (the "Common Stock"), issued by
Lomas Financial Corporation, a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 11 to the Schedule 13D as follows:
Item 2.	Identity and Background.
	Item 2(a) is amended as follows:
		The principal executive officers of Paloma Management are set forth in Annex A hereto.

Item 4.	Purpose of Transaction.
		Item 4 is hereby supplemented by the addition of the following:

		The Company and representatives of the Cold Spring Group have had, and are continuing to have, discussions regarding a reduction in the size of the Company's Board of Directors, effective at the Company's next annual meeting of stockholders (currently scheduled for November
1994). The smaller Board would include, among others, the four designees of the Cold Spring Group who are currently members of the Board, Jess
Hay, the Company's current Chairman and Chief Executive Officer (who recently announced plans to resign from these positions effective December 31, 1994 or upon the appointment of his successor as Chief Executive Officer) and certain of the Board's current independent directors. Any agreement in this regard would necessitate an amendment to the "Director Designation Agreement" entered into by the Company and CSA, RRI, PS and Messrs. Sussman, Feldman and Wolansky, and described and filed as an exhibit to Amendment No. 5 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby supplemented by the addition of the
following:
	(a)(i)	As of the date hereof, CSA owns beneficially
1,173,359 shares of Common Stock, constituting 5.8% of the outstanding shares (based upon 20,099,531 shares outstanding).
	(ii)	As of the date hereof, GPA owns beneficially
2,324,838 shares of Common Stock and $4,295,000 principal amount of the Company's 9% Senior Convertible Notes due October 1, 2002 (the "Notes"). The Notes are convertible into 245,416 shares of Common Stock (57.14 shares per $1,000 principal amount). Assuming conversion of the Notes, GPA would own 2,570,254 shares of Common Stock constituting
12.6% of the outstanding shares (based upon 20,344,947 shares which would be outstanding upon conversion of such Notes).
	(iii)	As of the date hereof, RRI owns beneficially 131,983
shares of Common Stock and $1,697,000 principal amount of Notes. The Notes are convertible into 96,966 shares of Common Stock. Assuming conversion of the Notes, RRI would own 228,949 shares of Common Stock, constituting 1.1% of the outstanding shares (based upon 20,196,497 shares which would be outstanding upon conversion of such Notes).
	(iv)	As of the date hereof, PS owns beneficially 929,400
shares of Common Stock, or 4.6% of the outstanding shares (based upon 20,099,531 shares outstanding).
	(v)	As of the date hereof, Mr. Wolansky owns beneficially
476 shares of Common Stock and $6,000 principal amount of Notes. The Notes are convertible into 342 shares of Common Stock. Assuming conversion of the Notes, Mr. Wolansky would own 818 shares of Common Stock, constituting less than 0.1% of the outstanding shares (based upon 20,099,873 shares which would be outstanding upon conversion of such Notes).
Cold Spring Management, Green Pond Management, River
Road Capital, River Road Partners, Paloma Management and Messrs.
Sussman, Feldman and Jones own directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Act, (i) Cold Spring Management and Mr. Feldman, by virtue of his stock ownership in Cold Spring Management, may be deemed to own beneficially all of the shares of Common Stock owned by CSA, (ii) Green Pond Management may be deemed to own beneficially all of the shares of Common Stock and Notes owned by GPA, (iii) each of River Road Capital and River Road Partners may be deemed to own beneficially all of the shares of Common Stock and Notes owned by RRI, (iv) each of Mr. Jones and Paloma Management may be deemed to own beneficially all of
the shares of Common Stock owned by PS and (v) Mr. Sussman may be deemed to own beneficially all of the shares of Common Stock and Notes owned by CSA, RRI and PS.
By reason of Rule 13d-5 under the Act, the Cold Spring
Group may be deemed to own beneficially 4,902,780 shares of Common
Stock in the aggregate, including shares issuable upon conversion of the Notes, or approximately 24.0% of the shares outstanding (based upon 20,442,256 shares which would be outstanding upon conversion of all of the Notes beneficially owned by the Cold Spring Group).
The percentages used herein are calculated based upon the
20,099,531 shares of Common Stock issued and outstanding at May 10,
1994, as reported in the Company's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission by the Company for the
quarter ended March 31, 1994.
Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
Item 6 is hereby supplemented by the addition of the following:
The Company and representatives of the Cold Spring Group have had discussions regarding a reduction in the size of the Company's Board of Directors, effective at the Company's next annual meeting of stockholders. See Item 4 above for a more complete description of the substance of such discussions.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  August 10, 1994
COLD SPRING ASSOCIATES, L.P.
By:	Cold Spring Management, Inc.,
General Partner
By:	/s/Mark M. Feldman
	Mark M. Feldman,
President
GREEN POND ASSOCIATES, L.P.
By:	Green Pond Management, Inc.,
General Partner
By:	/s/Mark M. Feldman
	Mark M. Feldman,
President
RIVER ROAD INTERNATIONAL, L.P.
By:	River Road Capital Management,
General Partner
By:	/s/Michael J. Berner,
	Attorney-in-Fact
	S. Donald Sussman,
	 General Partner

By:	River Road Partners,
General Partner
By:	/s/S. Michael J. Berner
	Attorney-in-Fact
	S. Donald Sussman,
	 General Partner
PALOMA SECURITIES L.P.
By:	/s/Robert Jones
Robert Jones,
General Partner
By:	Paloma Partners Management Company,
General Partner
By:	/s/S. Michael J. Berner
	Attorney-in-Fact
	S. Donald Sussman,
	President
S. DONALD SUSSMAN
/s/S. Michael J. Berner
MARK M. FELDMAN
/s/Mark M. Feldman
PAUL WOLANSKY
/s/Paul Wolansky

ANNEX A


Principal Executive Officers of
Paloma Partners Management Company


Name				Position

S. Donald Sussman		  Chairman and Chief Executive Officer

Mark Jurish			       President

William J. Anderson		Executive Vice President and Director of
                 				Operations

Arlene Ferrara		     Executive Vice President -- Office of Chairman

Michael J. Berner		  Senior Vice President and General Counsel

Randall U. Tam		     Senior Vice President and Controller

Leon Metzger		       Senior Vice President -- Special Projects